CHAPMAN AND CUTLER
                     111 WEST MONROE STREET
                    CHICAGO, ILLINOIS  60603



                        November 1, 1996



Nike Securities L.P.
1001 Warrenville Road
Lisle, Illinois  60532

The Chase Manhattan Bank
770 Broadway
New York, New York  10003


     Re:  The First Trust Special Situations Trust, Series 172

Gentlemen:

     We have acted as counsel for Nike Securities L.P., Depositor of The First Trust Special Situations Trust, Series 172 (the "Fund"), in connection with the issuance of units of fractional undivided interests in the Trusts of said Fund (the "Trusts" and each a "Trust"), under a Trust Agreement, dated November 1, 1996 (the "Indenture"), among Nike Securities L.P., as Depositor, The Chase Manhattan Bank, as Trustee and First Trust Advisors L.P., as Evaluator and Portfolio Supervisor.

     In this connection, we have examined the Registration Statement, the form of Prospectus proposed to be filed with the Securities and Exchange Commission, the Indenture and such other instruments and documents we have deemed pertinent. The opinions expressed herein assume that the Trusts will be administered, and investments by the Trusts from proceeds of subsequent deposits, if any, will be made, in accordance with the terms of the Indenture. The Trusts holds Equity Securities as such term is defined in the Prospectus.

     Based upon the foregoing and upon an investigation of such matters of law as we consider to be applicable, we are of the opinion that, under existing federal income tax law:

      I. Each Trust is not an association taxable as a corporation for Federal income tax purposes; each Unit holder will be treated as the owner of a pro rata portion of each of the assets of a Trust under the Internal Revenue Code of 1986 (the "Code"); the income of such Trust will be treated as income of the Unit holders thereof under the Code; and an item of Trust income will have the same character in the hands of a Unit holder as it would have in the hands of the Trustee. Each Unit holder will be considered to have received his pro rata share of income derived from each Trust asset when such income is received by the Trust.

    II. Each Unit holder will have a taxable event when a Trust disposes of an Equity Security (whether by sale, exchange, liquidation, redemption, or otherwise) or upon the sale or redemption of Units by such Unit holder. The price a Unit holder pays for his Units is allocated among his pro rata portion of each Equity Security held by such Trust (in proportion to the fair market values thereof on the date the Unit holder purchases his Units) in order to determine his tax basis for his pro rata portion of each Equity Security held by such Trust. For Federal income tax purposes, a Unit holder's pro rata portion of dividends as defined by Section 316 of the Code paid by a corporation with respect to an Equity Security held by a Trust are taxable as ordinary income to the extent of such corporation's current and accumulated "earnings and profits." A Unit holder's pro rata portion of dividends paid on such Equity Security which exceeds such current and accumulated earnings and profits will first reduce a Unit holder's tax basis in such Equity Security, and to the extent that such dividends exceed a Unit holder's tax basis in such Equity Security shall be treated as capital gain. In general, any such capital gain will be short term unless a Unit holder has held his Units for more than one year.

    III. A Unit holder's portion of gain, if any, upon the sale or redemption of Units or the disposition of Equity Securities held by a Trust will generally be considered a capital gain except in the case of a dealer or a financial institution and will be generally long-term if the Unit holder has held his Units for more than one year. A Unit holder's portion of loss, if any, upon the sale or redemption of Units or the disposition of Equity Securities held by a Trust will generally be considered a capital loss (except in the case of a dealer or a financial institution) and will be generally long-term if the Unit holder has held his Units for more than one year. Unit holders should consult their tax advisers regarding the recognition of gains and losses for Federal Income tax purposes. In particular, a Rollover Unit holder should be aware that a Rollover Unit holder's loss, if any, incurred in connection with the exchange of Units for Units in the next new series of the Target Equity Trust, Value Ten Series or Target Equity Trust, Value Five Series (the "1997 Trusts") will generally be disallowed with respect to the disposition of any Equity Securities pursuant to such exchange to the extent that such Unit holder is considered the owner of substantially identical securities under the wash sale provisions of the Code taking into account such Unit holder's deemed ownership of securities underlying the Units in a 1997 Trust in the manner described above, if such substantially identical securities were acquired within a period beginning 30 days before and ending 30 days after such disposition. However, any gains incurred in connection with such an exchange by a Rollover Unit holder would be recognized.

     Each Unit holder's pro rata share of each expense paid by a Trust is deductible by the Unit holder to the same extent as though the expense had been paid directly by him, subject to the following limitation. It should be noted that as a result of the Tax Reform Act of 1986, certain miscellaneous itemized deductions, such as investment expenses, tax return preparation fees and employee business expenses will be deductible by an individual only to the extent they exceed 2% of such individual's adjusted gross income. Unit holders may be required to treat some or all of the expenses of the Trust as miscellaneous itemized deductions subject to this limitation.

     The scope of this opinion is expressly limited to the matters set forth herein, and, except as expressly set forth above, we express no opinion with respect to any other taxes, including state or local taxes or collateral tax consequences with respect to the purchase, ownership and disposition of Units.

     We hereby consent to the filing of this opinion as an exhibit to the Registration Statement (File No. 333-14077) relating to the Units referred to above and to the use of our name and to the reference to our firm in said Registration Statement and in the related Prospectus.
                                  Very truly yours,



                                  CHAPMAN AND CUTLER

EFF/erg